UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated: February 11, 2014

Commission File No. 000-54749

CELSUS THERAPEUTICS PLC

53 Davies Street

London W1K 5JH

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☒

Celsus Therapeutics PLC

On February 5, 2014, the Board of Directors of Celsus Therapeutics PLC (the “Company”), based upon the recommendation of the Compensation Committee, approved the payment of bonuses for performance during the fiscal year ended December 31, 2013 in the amount of 33% of current annual base salary, or $115,500, to Gur Roshwalb, the Company’s Chief Executive Officer, and 25% of current annual base salary, or $50,000, to Dov Elefant, the Company’s Chief Financial Officer. In addition, the Board of Directors granted to (i) Dr. Roshwalb an option to purchase 120,000 ordinary shares under the Company’s 2007 Share Option Plan (the “Plan”), which shall vest in full on May 31, 2014 subject to continued employment with the Company on such vesting date, at an exercise price equal to the fair market value on the date of the grant, and (ii) Mr. Elefant an option to purchase 40,000 ordinary shares under the Plan, which shall vest in full on May 31, 2014 subject to continued employment with the Company on such vesting date, at an exercise price equal to the fair market value on the date of the grant.

The Board of Directors also granted to each director serving on a committee of the Board of Directors (Mark Cohen, Johnson Lau, David Sidransky, Allan Shaw, Amos Eiran, Fredric Price and Robert Doman) an option to purchase 25,000 ordinary shares under the Company’s Plan, which shall vest in full on May 31, 2014 subject to remaining a director of the Company on such vesting date, at an exercise price equal to the fair market value on the date of the grant. In addition, the Board of Directors granted to (i) each of the Chairman of the Audit Committee (Allan Shaw), Nominating and Corporate Governance Committee (Fredric Price) and Compensation Committee (David Sidransky) an option to purchase 20,000 ordinary shares under the Plan, which shall vest in full on May 31, 2014 subject to remaining a director of the Company on such vesting date, at an exercise price equal to the fair market value on the date of the grant, and (ii) the Chairman of the Board (Mark Cohen) an option to purchase 40,000 ordinary shares under the Plan, which shall vest in full on May 31, 2014 subject to remaining a director of the Company on such vesting date, at an exercise price equal to the fair market value on the date of the grant.

Each ADS represents ten of the Company’s ordinary shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELSUS THERAPEUTICS PLC

By:	/s/ Gur Roshwalb
Gur Roshwalb Chief Executive Officer Date: February 11, 2014